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                             October 13, 2021

       Daniel J. Schuller
       Chief Financial Officer
       Essential Utilities, Inc.
       762 W. Lancaster Avenue
       Pryn Mawr, Pennsylvania 09101

                                                        Re: Essential
Utilities, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Form 8-K filed
February 25, 2021
                                                            File No. 001-06659

       Dear Mr. Schuller:

               We have reviewed your October 1, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our September
       9, 2021 letter.

       Form 8-K filed February 25, 2021

       Exhibit 99.1, page 1

   1. We have read your response to prior comment 1 and continue to believe that your current presentation of the
non-GAAP measure, Adjusted Income, substitutes individually tailored recognition and
measurement methods for those of GAAP. Please confirm to us that in future filings, you
will not include an adjustment to provide full-year 2020 run rate of
                                                        People   s operating
results, including additional net interest expenses, to show the effects of the Peoples
acquisition as if this transaction closed on January 1, 2020 in your presentation of
Adjusted Income.
 Daniel J. Schuller
Essential Utilities, Inc.
October 13, 2021
Page 2

       You may contact Joanna Lam at 202-551-3476 or Steve Lo at 202-551-3394 with any questions.



FirstName LastNameDaniel J. Schuller                   Sincerely,
Comapany NameEssential Utilities, Inc.
                                                       Division of Corporation
Finance
October 13, 2021 Page 2                                Office of Energy &
Transportation
FirstName LastName